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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CHINA HEALTHCARE ACQUISITION CORP.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
16939Q 10 4
(CUSIP Number)
Alwin Tan
Chief Executive Officer
China Healthcare Acquisition Corp.
1233 Encino Drive
Pasadena, California 91108
(626) 568-9924

Copies to:
Elizabeth R. Hughes, Esq.
Venable LLP
8010 Towers Crescent Drive, Suite 300
Vienna, Virginia 22182
(703) 760-1600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	16939Q 10 4	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Alwin Tan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,035,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,035,300

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,035,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 16939Q 10 4	13D	Page 3 of 5 Pages
Schedule 13D
Under the Securities Exchange Act of 1934
Item 1. Security and Issuer
     This Schedule 13D (“Statement”) relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of China Healthcare Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1233 Encino Drive, Pasadena, California 91108.
Item 2. Identity and Background
     (a) This Statement is being filed by Alwin Tan.
     (b) Alwin Tan’s business address is 1233 Encino Drive, Pasadena, California 91108.
     (c) Mr. Tan is the Chief Executive Officer, President and Director of the Issuer.
     (d) During the last five years, Mr. Tan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, Mr. Tan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Tan is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Tan purchased the shares of Common Stock with his personal funds.
Item 4. Purpose of Transaction
     The Common Stock was acquired for investment purposes by Mr. Tan, as a founder of the Issuer, in connection with the Issuer’s offering of shares to its founders prior to the Issuer’s initial public offering.
     (a) Mr. Tan presently has no plan and is not considering any proposal that relates or would result in any of the actions listed below. Mr. Tan may form such plan or proposal in the future.
     (b) None
     (c) None
     (d) Pursuant to the Registration Statement on Form S-1 (Registration Number 333-135705) that was effective with the Securities and Exchange Commission on April 19, 2007, the Issuer intends to engage, on a part time basis prior to the consummation of a business combination, an unaffiliated third party with prior experience in accounting for publicly-held companies to serve as its principal accounting officer. Additionally, as noted in the Registration Statement, the Issuer intends to replace Mr. Steven Wang, whom the board of directors has determined qualifies as an “audit committee financial expert” as defined under rules and regulations of the Securities and Exchange Commission, with an individual who also meets the financial expert requirements.

CUSIP NO. 16939Q 10 4	13D	Page 4 of 5 Pages
Item 5. Interest in Securities of the Issuer
     (a) As of April 19, 2007, Mr. Tan is the beneficial owner of 1,035,300, or 9.7%, of the outstanding shares of Common Stock.
     (b) Mr. Tan has the sole power to vote and dispose of the 1,035,300 shares of Common Stock that he beneficially owns.
     (c) None.
     (d) Not applicable.
     (d) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The shares of Common Stock owned by Mr. Tan are subject to certain lock-up arrangements pursuant to a Letter Agreement, dated January 25, 2007, among Mr. Tan, the Issuer and Ferris, Baker Watts, Incorporated, representative to the several underwriters involved in the Issuer’s initial public offering. First, Mr. Tan will not be able to sell the shares of Common Stock until six (6) months after the Issuer consummates a business combination. Second, if the Issuer is unable to effect a business combination and liquidate, Mr. Tan has agreed to waive all rights to any distributions resulting from any such liquidation with respect to the shares of Common Stock reported in this Schedule 13D. Finally, if the Issuer solicits approval of its stockholders of a business combination, Mr. Tan will vote all shares of Common Stock acquired by him (i) prior to the initial public offering, (ii) in the initial public offering and (iii) in the aftermarket in accordance with a majority of the shares voted by the public shareholders in the initial public offering.
References to, and descriptions of, the Letter Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Letter Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference in this Item 6.
Item 7. Material to be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit 99.1:	Letter Agreement among Alwin Tan, the Issuer and Ferris, Baker Watts (incorporated by reference to Exhibit 10.1(b) of the Registration Statement).

CUSIP NO. 16939Q 10 4	13D	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 26, 2007

By:	/s/ Alwin Tan

Name: Alwin Tan